Exhibit 99.1

YS Biopharma to Hold Extraordinary General Meeting on May 21, 2024 and Announces the Appointment of Interim Chief Executive Officer

GAITHERSBURG, Md., May 7, 2024 /PRNewswire/ -- YS Biopharma Co., Ltd. (Nasdaq: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that it will hold an Extraordinary General Meeting of the Company (the “EGM”) at the 35th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, at 9:00 a.m. on May 21, 2024 (Hong Kong time), with an option for Zoom dial-in.

The close of business on May 10, 2024 (Eastern Time) has been fixed as the record date of ordinary shares of the Company, par value $0.00002 per share. Holders of record of the Company’s ordinary shares as of the record date shall be entitled to attend and vote at the EGM and any adjourned meeting thereof. The purpose of the EGM is for the Company’s shareholders to approve several resolutions, including (i) a change of the Company’s name from YS Biopharma Co., Ltd. to LakeShore Biopharma Co., Ltd., (ii) the appointment of director candidates, and (iii) the adoption of the proposed 2024 Share Incentive Plan, among others.

In addition, the board of directors of the Company (the “Board”) has approved the appointment of Mr. Dave Chenn as the Interim Chief Executive Officer of the Company (the “Interim CEO”), as well as the appointment of Dr. Hui Shao, the then-current Chief Executive Officer of the Company, as the Co-Chief Executive Officer and Chief Business Officer of the Company, each effective on May 2, 2024.

Mr. Chenn has over two decades of exceptional leadership and tremendous management experience in the technology, finance, and healthcare industries, with a profound ability to drive innovation and business growth within these sectors. In 2018, he founded Oceanpine Capital (“Oceanpine”), an investment management firm which invests in innovative growth companies within the TMT and healthcare sectors in both China and the United States, also the leading investor in the Series B financing of YS Biopharma in 2021. Mr. Chenn currently serves as Chief Executive Officer and Managing Partner of Oceanpine. Prior to founding Oceanpine, in 2005, Mr. Chenn founded China Century Group, a Beijing-based multinational company that focuses on the technology, hospitality, healthcare, and finance sectors. He also founded several of China Century Group’s subsidiaries which operate in China, Southeast Asia, and the United States. Prior to founding China Century Group, Mr. Chenn spent five years working for Oracle at their Silicon Valley headquarters. Mr. Chenn also holds several councillorships and advisory positions. He is a Council Member and Advisory Board Member at the University of Chicago’s Booth School of Business, Vice Chairman of the Board of Directors of the Beijing Institute of Technology, and a Vice Chairman of China’s Green Energy Fund, among several other positions. Mr. Chenn has also been recognized for his philanthropic and entrepreneurial achievements, and been named a Top Ten Reformer of China’s Growth in 2017, an Innovation Leader of China’s Economy in 2016, one of China’s Top Ten Biopharma Investors in 2020, and one of China’s Top 50 Investors in 2020. Mr. Chenn holds an MBA from the University of Chicago’s Booth School of Business, and a BS from the Beijing Institute of Technology.

The Notice of the EGM and related form of proxy (collectively the “EGM Notice”), which sets forth the resolutions to be submitted to shareholder approval at the meeting, are available on the Company’s website at https://investor.ysbiopharma.com/. The EGM Notice contains the details of the Zoom dial-in and instructions on how to vote for the EGM.

About YS Group

YS Group is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. YS Biopharma operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.ysbiopharma.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of YS Biopharma, the development progress of all product candidates, the progress and results of all clinical trials, YS Biopharma’s ability to source and retain talent, and the cash position of YS Biopharma. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of YS Biopharma’s management and are not predictions of actual performance.

YS Biopharma cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Post-effective Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 23, 2024, and other filings with the SEC. There may be additional risks that YS Biopharma does not presently know or that YS Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, YS Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

Alyssa Li
Director of Investor Relations
Email: ir@yishengbio.com

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: YSBiopharma.IR@icrinc.com